SE 06007119 MISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 052364

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2005 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Matrix Private Equities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11 South 12th Street, 3rd Floor
(No. and Street)

Richmond	VA	23219
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Carolyn Kasky 404-303-8840 ext 207
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goodman & Company
(Name – *if individual, state last, first, middle name*)

4510 Cox Road, Suite 200	Glen Allen	VA	23060
(Address)	(City)	(State)	(Zip Code)

PROCESSED
JUN 06 2006
THOMSON
FINANCIAL

SEC MAIL PROCESSING
RECEIVED
MAR 1 2006
WASH. D.C.
160 SECTION

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

BP 3/30
AB 4/5
mm 4/5

OATH OR AFFIRMATION

I, Carolyn Kasky, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Matrix Private Equities, Inc., as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JAMES W. TYSON IV
MY COMMISSION EXPIRES
JAN 8 2010
FORSYTH COUNTY, GA.
NOTARY PUBLIC

Carolyn Kasky
Signature

FINOP
Title

James W. Tyson IV
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements
Years Ended
December 31, 2005

Matrix Private Equities, Inc.

Goodman
& COMPANY
Certified Public Accountants
Financial Planning
Specialized Services

Matrix Private Equities, Inc.

Contents

Goodman & COMPANY

Certified Public Accountants
Specialized Services
Business Solutions

Report of Independent Auditors

Board of Directors
Matrix Private Equities, Inc.

We have audited the accompanying balance sheet of ***Matrix Private Equities, Inc.*** as of December 31, 2005, and the related statements of operations, changes in stockholder's equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the management of ***Matrix Private Equities, Inc.*** Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ***Matrix Private Equities, Inc.*** as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Goodman & Company

Glen Allen, Virginia
February 9, 2006

4510 Cox Road, Suite 200
Glen Allen, VA 23060-3394
ph: 804.282.7636
fax: 804.282.1461
www.goodmanco.com

Matrix Private Equities, Inc.

Balance Sheet

December 31,		2005
Assets		
Current assets		
Cash	$	427,729
Prepaid expenses		819
Total current assets		428,548
Goodwill		20,303
	$	448,851
Liabilities and Stockholders' Equity		
Current liabilities		
Due to related party	$	16,006
Stockholders' equity		
Common stock		29
Additional paid-in capital		217,737
Retained earnings		215,079
Total stockholder's equity		432,845
	$	448,851

The accompanying notes are an integral part of these financial statements.

Matrix Private Equities, Inc.

Statements of Operations

	January 1, 2005 - May 26, 2005	May 27, 2005 - December 31, 2005	Total
Fee income	$ 2,425,000	$ 270,000	$ 2,695,000
Operating expenses			
Commissions	1,092,975	86,905	1,179,880
Allocated general and administrative expenses	92,564	95,416	187,980
Professional fees	6,500	13,088	19,588
Miscellaneous	1,021	5,065	6,086
Taxes licenses and permits	2,751	194	2,945
	1,195,811	200,668	1,396,479
Income from operations	1,229,189	69,332	1,298,521
Income tax expense	19,965	-	19,965
Net income	$ 1,209,224	$ 69,332	$ 1,278,556

The accompanying notes are an integral part of these financial statements.

Statements of Changes in Stockholder's Equity

Year Ended December 31, 2005

	Common Stock	Additional Paid-In Capital	Retained Earnings (Deficit)	Total
Balance - December 31, 2004	$ 30	$ 124,970	$ 136,523	$ 261,523
Net income	-	-	1,209,224	1,209,224
Contribution of capital - forgiveness of tax liability to parent	-	104,475	-	104,475
Distribution to stockholder	-	-	(1,200,000)	(1,200,000)
Balance - May 26, 2005	$ 30	$ 229,445	$ 145,747	$ 375,222
Excess paid in for fair value on stock purchase	-	13,291	-	13,291
Net income	-	-	69,332	69,332
Redemption of common stock	(1)	(24,999)	-	(25,000)
Balance - December 31, 2005	$ 29	$ 217,737	$ 215,079	$ 432,845

The accompanying notes are an integral part of these financial statements.

Statements of Cash Flows

	January 1, 2005 - May 26, 2005	May 27, 2005 - December 31, 2005	Total
Cash flows from operating activities			
Net income	$ 1,209,224	$ 69,332	$ 1,278,556
Adjustments to reconcile to net cash from operating activities:			
Change in:			
Prepaid expenses	264	497	761
Due to related party	(291,071)	13,409	(277,662)
Net cash from operating activities	918,417	83,238	1,001,655
Cash flows from financing activities			
Direct acquisition costs	-	(7,011)	(7,011)
Distributions to stockholder	(1,200,000)	-	(1,200,000)
Redemption of common stock	-	(25,000)	(25,000)
Net cash from financing activities	(1,200,000)	(32,011)	(1,232,011)
Net change in cash and cash equivalents	(281,583)	51,227	(230,356)
Cash - beginning of period	658,085	376,502	658,085
Cash - end of period	$ 376,502	$ 427,729	$ 427,729

The accompanying notes are an integral part of these financial statements.

December 31, 2005

1. Organization and Nature of Business

Matrix Private Equities, Inc. (Company), formerly a wholly owned subsidiary of AXA Financial, Inc., is a broker-dealer, providing merger and acquisition consulting services to primarily privately held companies, and assisting with the placement of new offerings of debt and equity securities. The Company's principal office is located in Richmond, Virginia. On May 26, 2005, 100% of the outstanding stock of the Company was purchased by directors of the Company (see Note 6).

2. Summary of Significant Accounting Policies

Cash and Cash Equivalents

The Company considers all highly liquid investments with a remaining maturity of three months or less at the time of purchase to be cash equivalents. There were no cash equivalents at year-end.

Concentration of Credit Risk

At times, the Company may have cash and cash equivalents at a financial institution in excess of insured limits. The Company places its cash and cash equivalents with high credit quality financial institutions whose credit rating is monitored by management to minimize credit risk.

Goodwill

Goodwill represents the excess of the cost over the fair value of the net assets acquired at the date of acquisition. The amount is subject to annual assessment for impairment by applying a fair value based test. At December 31, 2005, no impairment losses were recognized.

Fee income

Fee income includes fees earned from providing merger and acquisition consulting services, as well as assistance with the placement of new offerings of debt and equity securities, and is recorded when earned.

Commissions

Commissions are accrued at the time the related fee income is recognized.

Income Taxes

The Company, with the consent of its stockholders, has elected under the Internal Revenue Code to be an S corporation. In lieu of corporation income taxes, the stockholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Prior to the purchase described in Note 6, the Company was included in the consolidated federal income tax return filed by its parent, AXA financial, Inc. Income taxes were calculated as if the companies filed on a separate return basis, and the amount of current tax or benefit calculated was either remitted to or received from the parent. The amount of current and deferred taxes payable or refundable was recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Income taxes based on the consolidated filing of the parent company return were accrued at December 31, 2004. This liability to the parent was forgiven as a part of the acquisition described in Note 6.

Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates which may have an impact on future periods.

4. Dividend

As part of the purchase agreement, the Company paid a dividend of $1,200,000 to the former shareholder before the purchase transaction described in Note 6.

5. Net Capital Requirement

The Company is subject to the Net Capital Rule of the Securities and Exchange Commission (Rule 15c-3). This rule prohibits a broker-dealer from engaging in securities transactions when its aggregate indebtedness exceeds 15 times its net capital, as those terms are defined in the Rule, and also provides that equity capital may not be withdrawn, or cash dividends paid, if the resulting net capital ratio would exceed 10 to 1. At December 31, 2005, the Company had net capital of $411,723, which was $406,723 in excess of its net capital requirement of $5,000. The Company's net capital ratio was .04 to 1 as of December 31, 2005.

6. New Basis Accounting

Authorized capital stock of the Company consists of 10,000 shares of common stock, par value $0.01 per share. There were 3,047 shares issued and outstanding as of December 31, 2004. On May 26, 2005, acting together, directors of the Company entered a stock purchase agreement with AXA Financial, Inc. to acquire all of the issued and outstanding common stock. The purchasers agreed to a cash purchase price of $500,000 and accounted for this transaction using the purchase method of accounting. Excess of purchase price over the assets and liabilities purchased was determined to be $124,778, but was reduced by noncash forgiveness of debt for an intercompany tax liability of $104,475. This resulted in the creation of goodwill in the amount of $20,303, including direct acquisition costs of $7,011.

Immediately after the acquisition agreement, the Company purchased and retired 152.35 shares of stock for $25,000 from one of the directors. Excess paid by the Company was charged to additional paid-in capital. As of December 31, 2005, issued and outstanding shares were 2,894.65, and additional paid in capital was $217,737.

7. Related Party Transactions

The Company has an agreement with an affiliated company, Matrix Capital Markets Group, Inc. (MCMG), in which the Company reimburses MCMG for expenses paid on behalf of the Company. Expenses covered under the agreement include outside labor, salaries, taxes, insurance, marketing costs, credit reports, subscriptions, travel expenses, use of furniture and fixtures, rent, postage, office supplies, accounting and legal services, and other general administrative and office expenses. The original agreement which was in place as of the purchase described in Note 6 was replaced October 2005.

During 2005, the Company recorded $187,980 of allocable expenses payable to MCMG as a result of this agreement. At year-end, amounts due to MCMG represent reimbursable expenses of $16,006.

* * * * *

Goodman & COMPANY

Certified Public Accountants
Specialized Services
Business Solutions

Report of Independent Auditors on Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission

Board of Directors
Matrix Private Equities, Inc.

We have audited the accompanying financial statements of ***Matrix Private Equities, Inc.*** as of and for the year ended December 31, 2005, and have issued our report thereon dated February 9, 2006. Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Goodman & Company, L.L.P.

February 9, 2006
Richmond, Virginia

4510 Cox Road, Suite 200
Glen Allen, VA 23060-3394
ph: 804.282.7636
fax: 804.282.1461
www.goodmanco.com

Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934 - Schedule 1

December 31, 2005

Stockholders' equity		
Stockholders' equity qualified for net capital	$	432,845
Nonallowable assets and miscellaneous capital charges		
Other assets		21,122
		21,122
Net capital	$	411,723
Amounts included in total liabilities which represent aggregate indebtedness		
Accounts payable and accrued liabilities	$	16,006
Minimum net capital required (the greater of $5,000 or 6-2/3% of aggregate indebtedness)	$	5,000
Net capital in excess of minimum requirements	$	406,723
Ratio of aggregate indebtedness to net capital		.04 to 1

Note There are no material differences between the amounts presented above and the amounts reported on the Company's unaudited FOCUS Report as of December 31, 2005.

The Company is exempt from reserve requirements and possession on control requirements under Rule 15c3-3(k)(2)(i).

See report of independent auditors.

Goodman & COMPANY

Certified Public Accountants
Specialized Services
Business Solutions

Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

Board of Directors
Matrix Private Equities, Inc.

In planning and performing our audit of the financial statements and supplemental Schedule 1 of ***Matrix Private Equities, Inc.*** (Company), for the year ended December 31, 2005, we considered its internal control, including activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including test of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices followed by the Company in any of the following:

- Making quarterly securities examinations, counts, verifications, and comparisons
- Recordation of differences required by Rule 17a-13
- Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

Management is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition; and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

4510 Cox Road, Suite 200
Glen Allen, VA 23060-3394
ph: 804.282.7636
fax: 804.282.1461
www.goodmanco.com

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in its regulation of registered brokers and dealers, and is not intended to be and should not be used for anyone other than these specified parties.

Goodman & Company LLP

February 9, 2006
Richmond, Virginia